SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated May 20, 2020.

TRANSLATION

Autonomous city of Buenos Aires, May 20, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Relevant Fact

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 3, item 9, Chapter I, Title XII of the Rules of the Argentine Securities and Exchange Commission, by which the Company must inform every judicial proceeding brought against it by its shareholders and the relevant decisions during the development of such proceedings.

In this regard, in connection with our prior communications dated October 10, 2014, May 2, 2016, August 25, 2017, March 1 and May 17 of 2019, respectively, we inform you that YPF S.A. (“YPF”) was notified on May 20, 2020 of the judgements issued by the Commercial National Court of Appeals – Room C (the “Court”) confirming the decisions granted by the first instance sentences listed below, which dismissed the claims requesting annulment of the Shareholders’ Meetings held on April 30, 2014, and its continuation on May 21, 2014, of the Shareholders’ Meetings held on April 30, 2015 and of the Shareholders’ Meeting held on April 28, 2017, as provided in the abovementioned communications:

i) Decision of the Commercial National First Instance Court No. 16, Secretariat No. 32, court where Dr. Sebastián Sánchez Cannavo sits as Substitute Judge, located at Av. Callao 635 P.B., Autonomous City of Buenos Aires, under the docket titled “Paz Herrera Ricardo Adrián c/YPF S.A. s/ Ordinario” File No. 25864/2014, of February 28, 2019, which dismissed the claim filed by Ricardo Adrián Paz Herrera against YPF. The Court confirmed this decision.

ii) Decision of the Commercial National First Instance Court No. 16, Secretariat No. 32, court where Dr. Sebastián Sánchez Cannavo sits as Substitute Judge, located at Av. Callao 635 P.B., Autonomous City of Buenos Aires, under the docket titled “Paz Herrera Ricardo Adrián c/YPF S.A. s/ Ordinario” File No. 22437/2015, of February 28, 2019, which dismissed the claim filed by Ricardo Adrián Paz Herrera against YPF. The Court confirmed this decision.

(iii) Decision of the Commercial National First Instance Court No. 16, Secretariat No. 32, court where Dr. Sebastián Sánchez Cannavo sits as Substitute Judge, located at Av. Callao 635 P.B., Autonomous City of Buenos Aires, under the docket titled “Paz Herrera Ricardo Adrián c/YPF S.A. s/ Ordinario” File No. 15221/2017, of May 17, 2019, which dismissed the claim filed by Ricardo Adrián Paz Herrera against YPF requesting the annulment of the Shareholder’s Meeting held on April 28, 2017. The Court confirmed this decision, in its substantial part.

For purposes of clarification, we inform that the judgement issued by the Court is subject to appeal.

YPF is currently evaluating the scope of the abovementioned decisions, and hereby informs that it will defend its and its shareholders interests in accordance with law.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 20, 2020	By:	/s/ Ignacio Rostagno

	Name:	Ignacio Rostagno
	Title:	Market Relations Officer